August 2, 2012

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      MModal Inc.

            Schedule TO-T filed by One Equity Partners V, L.P. et al.

            Filed on July 17, 2012

            Schedule TO-T/A filings submitted by One Equity Partners V, L.P. et al.

            Filed on July 24 and July 25, 2012

            File No. 005-86102

Dear Mr. Panos:

On behalf of each of Legend Parent, Inc., a Delaware corporation (the “Parent”), Legend Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), and One Equity Partners V, L.P. a Cayman Islands exempted limited partnership (“Sponsor” and together with the Parent and the Purchaser, the “Filing Persons”), set forth below is the Filing Persons’ response to the comment letter, dated July 26, 2012 (the “Comment Letter”), provided by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Filing Persons regarding the above referenced Schedule TO-T, filed with the Commission on July 17, 2012 (which, together with Amendment No. 1, filed on July 24, 2012, Amendment No. 2, filed on July 25, 2012, Amendment No. 3, filed on July 27, 2012, and Amendment No. 4, filed on August 2, 2012, and any subsequent amendments and supplements thereto, collectively constitute the “Schedule TO”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We also describe below the changes that we have made in response to the Staff’s comments in Amendment No. 4 (the “Amendment”) to the Schedule TO that the Filing Persons filed on August 2, 2012. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Filing Persons’ proposed response. The Filing Persons will also provide the Staff courtesy copies of the Amendment as-filed. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) filed with the Commission on July 17, 2012 as Exhibit (a)(1)(A) to the Schedule TO.

Withdrawal Rights, page 10

1. We noticed that determinations made by the offerors regarding the form and validity of any notice of withdrawal will be considered “final and binding.” Please revise to clarify that security holders may challenge the offerors’ determinations in a court of competent jurisdiction. In addition, please make corresponding revisions beneath the heading titled “Determination of Validity,” especially given the representation that the offerors’ “interpretation of the terms and conditions of the Offer” will be final and binding.

The Filing Persons acknowledge the Staff’s comment and, accordingly, have amended and supplemented the text on page 9 of the Offer to Purchase in the first paragraph under the heading “Determination of Validity” of Section 3 of the Offer to Purchase entitled “Procedures for Accepting the Offer and Tendering Shares”, and the text on page 10 of the Offer to Purchase in the first sentence of the fifth paragraph under Section 4 of the Offer to Purchase entitled “Withdrawal Rights”, in each case, to provide that any “final and binding” determination made by the offerors regarding the form and validity of any notice is “subject to the rights of tendering holders of Shares to challenge our determination in a court of competent jurisdiction”.

Financial Projections, page 15

2. We noticed the assertion that “[n]one of the Parent, the Purchaser….or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections…even in the event that any or all of the assumptions underlying the Projections are shown to be in error.” While the inclusion of cautionary language surrounding the presentation of financial projection information is permissible, it remains objectionable for the offerors to disclaim responsibility or liability for the disclosures contained within a publicly filed offer document that bears their signatures. Please revise to delete the disclaimer or otherwise remove the inference that the offerors are not responsible for the disclosures within the Offer to Purchase and Schedule TO.

The Filing Persons acknowledge the Staff’s comment and, accordingly, have amended the text on page 15 of the Offer to Purchase in the first paragraph under the heading “Financial Projections” of Section 7 of the Offer to Purchase entitled “Certain Information Concerning MModal” to delete the objectionable language.

3. We noticed the disclosure that the “Projections are being provided in this document only because MModal made them available to the Parent and the Purchaser in connection with their due diligence review of MModal.” While this statement appears to be responsive to Item 10(e)(1)(D) of Regulation S-K, it does not appear to satisfy the offerors’ disclosure obligation under Item 10(e)(1)(C) of Regulation S-K given that no statement appears to have been made regarding the usefulness to investors of the non-GAAP financial measures regarding MModal’s financial condition and results of operation. Please revise to comply with this provision, or advise.

The Filing Persons acknowledge the Staff’s comment and, accordingly, have amended the text on page 16 of the Offer to Purchase in the fourth paragraph under the heading “Financial Projections” of Section 7 of the Offer to Purchase entitled “Certain Information Concerning MModal” to address the reasons why presentation of the non-GAAP financial measures provide useful information to investors.

Certain Conditions of the Offer, page 45

4. We have reviewed the response to prior comment number one, and disagree with the analysis and conclusion. As an initial matter, the Commitment Parties seem to have included conditions within the Debt Commitment Letter that could be asserted regardless of whether the conditions to which the tender offer is subject (with the exception of the Financing Proceeds Condition) have been satisfied. Consequently, it appears that circumstances could arise where the Commitment Parties lawfully decide to not deliver the funds, without committing a breach of any enforceable obligation, while the tender offer conditions (with the exception of the Financing Proceeds Condition) will have otherwise been satisfied. In apparent recognition of this fact, the offerors have included the Financing Proceeds Condition rather than rely upon the other tender offer conditions or the strength of the Debt Commitment Letter to limit their financial obligations and legal exposure in the event the funds are not delivered. Given that the Commitment Parties have reserved the right to not deliver the funds based on terms that may differ from the terms upon which the offerors may cancel their obligation to pay for tendered shares, a material uncertainty exists with respect to the offer. When the transaction financing becomes a certainty, a material change will therefore occur in the information previously disclosed that will require the offerors to promptly file and disseminate an amendment to the Schedule TO advising security holders of the change. To the extent the offerors wish to delete or waive the Financing Proceeds Condition (and not otherwise include a similar protection), however, the offer will be treated as if it were fully financed provided that the waiver or deletion of such condition occurs within five business days of offer expiration. A material change will not be deemed to have occurred when the offerors receive the actual funds from the Commitment Parties if the tender offer is viewed as being fully financed a full five business days before offer expiration.

In response to the Staff’s comment, on August 2, 2012, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”) which deletes the Financing Proceeds Condition.

5. We have reviewed the response to prior comment number two, and disagree with the analysis and conclusion. As an initial matter, we do not believe that a material distinction exists between what the offerors have characterized as a “funding” condition versus the “financing” condition referenced in Instruction 2 to Item 10 of Schedule TO. Due to the contingencies associated with the offerors’ receipt of funds needed to purchase tendered securities, not the least of which includes the offerors’ conditioning of their tender offer upon the actual receipt of such funds, we believe that the “safe harbor” provision to Instruction 2 to Item 10 of Schedule TO is unavailable. Consequently, the financial condition and creditworthiness of the offerors may be material to investors in order to assist them in judging the viability of the tender offer and in making an informed investment decision. Notwithstanding the arguments which have been advanced regarding the immateriality of the offerors’ financial statements, which still remain under review, advise us, with a view toward revised disclosure, as to what consideration has been given to disclosing the offerors’ estimated net worth, major assets and intended sources and alternative sources of funds to pay the interest and principal that will become due and payable on the indebtedness expected to be incurred.

As described in the Filing Persons’ our response to comment 4 above, on August 2, 2012, the Parent, the Purchaser and MModal entered in the Merger Agreement Amendment, pursuant to which, among other things, the Financing Proceeds Condition was deleted. In light of the foregoing, for the reasons set forth in the Filing Persons’ response dated July 24, 2012 to comment 2 to the comment letter, dated July 21, 2012, provided by the Staff, the Filing Persons respectfully submit that the “safe harbor” provision to Instruction 2 to Item 10 of the Schedule TO is available to the Filing Persons and the financial condition of the Filing Persons is not material.

* * * * * * *

Please be advised that, in connection with the Comment Letter and the Filing Persons’ responses thereto, the Filing Persons hereby acknowledge the Staff’s position that (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the above referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Filing Persons may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3860.

Sincerely,

/s/ Derek M. Winokur
Derek M. Winokur

Cc:	Gregory A. Belinfanti
Christian Ahrens
One Equity Partners
Daniel Clivner
Simpson Thacher & Bartlett LLP